SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the fiscal year ended December 31, 1996

         [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                           COMMISSION FILE NO. 0-13322


A. Full title of the plan and address of the plan, if different from that of issuer named below:

                    United Bankshares, Inc. Savings and Stock
                                 Investment Plan


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                             United Bankshares, Inc.
                                300 United Center
                            500 Virginia Street, East
                         Charleston, West Virginia 25301

                              REQUIRED INFORMATION

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

         Financial Statements and Schedules - Modified Cash Basis
         --------------------------------------------------------

         (i)      Report of Independent Auditors
         (ii)     Statements of Net Assets Available for Benefits
         (iii)    Statements of Changes in Net Assets Available for Benefits
         (iv)     Notes to Financial Statements
         (v)      Supplemental Schedules

                                Index to Exhibits
                                -----------------

                                     S-K Item 601              Sequential
       Description                  Table Reference            Page Number
       -----------                  ---------------            -----------

Consent of Ernst & Young LLP              (23)                        3

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       United Bankshares, Inc. Savings and
                                          Stock Investment Plan

June 24, 1997                              /s/ Jack C. Stokes
                                       ----------------------
                                       Jack C. Stokes
                                       Plan Administrator
                                       United Bankshares, Inc. Savings
                                          and Stock Investment Plan

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                   Audited Financial Statements and Schedules

                                December 31, 1996

                                    Contents

Report of Independent Auditors .......................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits-Modified Cash Basis ..................2
Statements of Changes in Net Assets Available for Benefits-Modified Cash Basis .......3
Notes to Financial Statements ........................................................4

Schedules

Assets Held for Investment ...........................................................9
Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets ......................................................10

                         Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits--modified cash basis of the United Bankshares, Inc. Savings and Stock Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits--modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits--modified cash basis of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits--modified cash basis for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Charleston, West Virginia
June 6, 1997

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                Statements of Net Assets Available for Benefits--
                               Modified Cash Basis


                                                            December 31
                                                       1996              1995
                                                    ----------------------------

Assets

Cash and equivalents ........................       $   486,244       $  384,768
Investments, at fair value (Note 3) .........        12,857,817        5,638,051
Contributions receivable ....................           174,826          103,204
Loans receivable ............................            30,019           30,225
                                                    -----------       ----------
Net assets available for benefits ...........       $13,548,906       $6,156,248
                                                    ===========       ==========



See notes to financial statements

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

          Statements of Changes in Net Assets Available for Benefits--
                               Modified Cash Basis


                                                             Year Ended December 31
                                                                1996         1995
                                                            ------------------------
Additions
Contributions:
  Employees .............................................   $   654,792   $  570,885
  Employer ..............................................       373,804      333,965
Investment income .......................................       490,848      240,426
Interest income on loans receivable .....................         2,698        2,138
Transfer of net assets from Employee Stock Ownership Plan     4,921,403           --
                                                            -----------   ----------
                                                              6,443,545    1,147,414

Deductions
Withdrawals and benefit payments ........................       847,251      195,616
                                                            -----------   ----------
                                                              5,596,294      951,798

Net realized and unrealized appreciation in fair value of
  investments (Note 3) ..................................     1,796,364      766,798
                                                            -----------   ----------
Net increases ...........................................     7,392,658    1,718,596
Net assets available for benefits at beginning of year ..     6,156,248    4,437,652
                                                            -----------   ----------
Net assets available for benefits at end of year ........   $13,548,906   $6,156,248
                                                            ===========   ==========


See notes to financial statements.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                          Notes to Financial Statements

                                December 31, 1996

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with generally accepted accounting principles.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The Plan is a contributory defined contribution plan which is available to all full-time employees of United or any of its subsidiaries who have completed one year of service. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 12, 1996, Eagle Bancorp, Inc. merged with and into United. On July 24, 1996, the net assets of the Eagle Bancorp, Inc. Employee Stock Ownership Plan were transferred into United's Savings and Stock Investment Plan for the benefit of plan beneficiaries. Participants were 100% vested.

Active participants may defer up to 10% of their annual pre-tax compensation. United contributes an amount equal to 100% of the first 2% of the employee's deferral and 25% of the next 2% of the employee's deferral. Contributions are made by United on a quarterly basis and consist of cash which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets will remain in trust and will be distributed in accordance with the Plan Agreement.

The  above   description   of  the  Plan  provides  only  general   information.
Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

Participants may choose to have their contributions directed to any of the following investment options provided that investment elections are made in multiples of 25%.

United Common Stock

Investments are made in United common stock which is listed so that its price is quoted in the National Association of Securities Dealers Automated quotations System (NASDAQ).

Mutual Stock Fund

Investments are intended to be in a diversified portfolio of common stocks of highly capitalized companies.

Money Market Fund

Investments are intended to be in a portfolio of short-term United States Government securities not subject to significant market value fluctuations.

Fixed Income Fund

Investments are intended to be in a portfolio of United States Treasury and Government Agency securities with an average maturity of 3-4 years.

The  allocation  of Plan  assets by  investment  program at  December  31,  1996 follows:

                                                  Investment Program
                                    --------------------------------------------
                                       United      Mutual      Money     Fixed
                                       Common      Stock       Market    Income
                                       Stock       Fund        Fund      Fund
                                    --------------------------------------------

Cash and equivalents ............   $    75,163   $ 40,834   $345,682   $ 24,565
Investments (Note 3) ............    11,312,895    863,673         --    681,249
Contributions receivable ........       137,832     18,512      6,589     11,893
Loans receivable ................            --         --     30,019         --
                                    -----------   --------   --------   --------
Net assets available for benefits   $11,525,890   $923,019   $382,290   $717,707
                                    ===========   ========   ========   ========

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

3. Investments

The aggregate cost and estimated fair value of investment securities at December 31 are as follows:

                                    1996                       1995
                           ------------------------   -----------------------
                                         Estimated                  Estimated
                                           Fair                       Fair
                              Cost         Value         Cost         Value
                          -------------------------   -----------------------
Federated Intermediate
  Government Trust Fund
  (fixed income fund)     $   669,143   $   681,249   $  608,309   $  632,036
Federated United States
  Government Trust Fund
  (fixed income fund)              --            --       81,565       83,553
Goldman Sachs Capital
 Growth Fund ..........       858,814       863,673      526,950      476,491
United Bankshares, Inc.
  common stock (United
  common stock) .......     5,339,157    11,312,895    3,070,801    4,445,971
                          -----------   -----------   ----------   ----------
                          $ 6,867,114   $12,857,817   $4,287,625   $5,638,051
                          ===========   ===========   ==========   ==========

Each of the above investments is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The change in net realized and unrealized appreciation (depreciation) in estimated fair value of investments by investment program follows:

                                                      Year Ended December 31
                                                     1996                1995
                                                  ------------------------------

Fixed income fund ......................          $   (13,852)          $ 43,630
Mutual stock fund ......................               55,317             12,375
United common stock ....................            1,754,899            710,793
                                                  -----------           --------
                                                  $ 1,796,364           $766,798
                                                  ===========           ========

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:
                                                              December 31
                                                          1996           1995
                                                      --------------------------
Goldman Sachs Treasury Obligation Fund ...........    $        --     $  384,768
Federated Intermediate Government Trust Fund .....        681,249        632,036
Goldman Sachs Capital Growth Fund ................        863,673        476,491
United Bankshares, Inc. Common Stock .............     11,312,895      4,445,971

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

4. Statements of Changes in Net Assets Available for Benefits by Investment Program

                                                                                           Investment Program
                                                                       -------------------------------------------------------------
                                                                          United            Mutual         Money            Fixed
                                                                          Common            Stock          Market           Income
                                                                           Stock            Fund            Fund             Fund
                                                                       -------------------------------------------------------------
Year Ended December 31, 1996
Additions:
   Contributions from employees .................................      $    367,056       $ 137,656       $  53,797       $  96,283
   Contributions from employers .................................           373,804              --              --              --
   Investment income ............................................           253,946         181,991          16,424          38,487
   Transfer of net assets from ESOP .............................         4,921,403              --              --              --
   Interest income on loans .....................................                --              --           2,698              --
                                                                       ------------       ---------       ---------       ---------
                                                                          5,916,209         319,647          72,919         134,770

Deductions:
   Withdrawals and benefit payments .............................           730,021          28,239          46,852          42,139
                                                                       ------------       ---------       ---------       ---------
                                                                          5,186,188         291,408          26,067          92,631
Net realized and unrealized appreciation (depreciation) .........         1,754,899          55,317              --         (13,852)
                                                                       ------------       ---------       ---------       ---------
Net increases ...................................................         6,941,087         346,725          26,067          78,779
Interfund transfers .............................................             7,401          90,779         (13,224)        (84,956)
Net assets available for benefits at beginning of year ..........         4,577,403         485,515         369,446         723,884
                                                                       ------------       ---------       ---------       ---------
Net assets available for benefits at end of year ................      $ 11,525,891       $ 923,019       $ 382,289       $ 717,707
                                                                       ============       =========       =========       =========

Year Ended December 31, 1995
Additions:
   Contributions from employees .................................      $    302,180       $ 100,750       $  56,317       $ 111,638
   Contributions from employers .................................           333,965              --              --              --
   Investment income ............................................           156,438          25,611          16,492          41,885
   Interest income on loans .....................................                --              --           2,138              --
                                                                       ------------       ---------       ---------       ---------
                                                                            792,583         126,361          74,947         153,523

Deductions:
   Withdrawals and benefit payments .............................            26,543              --         169,493            (420)
                                                                       ------------       ---------       ---------       ---------
                                                                            766,040         126,361         (94,546)        153,943
Net realized and unrealized appreciation ........................           710,793          12,375              --          43,630
                                                                       ------------       ---------       ---------       ---------
Net increases (decreases) .......................................         1,476,833         138,736         (94,546)        197,573
Interfund transfers .............................................           (82,154)         (9,687)        182,413         (90,572)
Net assets available for benefits at beginning of year ..........         3,182,724         356,466         281,579         616,883
                                                                       ------------       ---------       ---------       ---------
Net assets available for benefits at end of year ................      $  4,577,403       $ 485,515       $ 369,446       $ 723,884
                                                                       ============       =========       =========       =========

For purposes of this disclosure, loans receivable have been combined with the money market fund.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                    Notes to Financial Statements (continued)

5. Income Tax Status

Though the Plan has not received tax-exempt status from the Internal Revenue Service under Section 401(k) of the Internal Revenue Code (IRC), the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its exempt status.

6. Transactions with Parties-in-Interest

The Plan holds 342,815 shares of United common stock, which had an estimated fair value of $33.00 per share at December 31, 1996.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly-owned subsidiary of United, acts as Trustee for the Plan.

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

                           Assets Held for Investment

                                December 31, 1996



                                                                              Estimated
                                                                                Fair
                     Description                                   Cost         Value
----------------------------------------------------------     -----------   -----------
Goldman Sachs Treasury Obligation Portfolio Fund (cash
   equivalents) ..........................................      $  345,723   $   345,723
Federated Intermediate Government Trust Fund (fixed income
   fund) .................................................         669,143       681,249
Goldman Sachs Capital Growth Fund ........................         858,814       863,673
United Bankshares, Inc. Common Stock (United Common Stock)       5,339,157    11,312,895
Loans to participants (interest rates ranging from 5.5% to
  10.0%)                                                            30,019        30,019
                                                                ----------   -----------
                                                                $7,242,856   $13,233,559
                                                                ==========   ===========

                             United Bankshares, Inc.
                        Savings and Stock Investment Plan

          Transactions or Series of Transactions in Excess of 5% of the
                          Current Value of Plan Assets

                          Year Ended December 31, 1996

                                                                         Total Number
                                                        Total              of Shares             Total
                                                      Number of            or Units             Cost of
                  Description                         Purchases            Purchases           Purchases
--------------------------------------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets

On July 24, 1996, the net assets of the Eagle  Employee Stock  Ownership Plan of
$4,921,403 were transferred into the United  Bankshares,  Inc. Savings and Stock
Investment Plan.

Goldman Sachs Treasury Obligation Portfolio
    (cash equivalents)                                      1               323,152             $323,152
UNB Liquid Asset Fund                                       1               317,414              317,414

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

United Bankshares, Inc. Common Stock                       22                24,732              704,372
Goldman Sachs Treasury Obligation Portfolio
    (cash equivalents)                                    106               719,988              719,988
 UNB Liquid Asset Fund                                     38               566,089              566,089

There were no category (ii) or (iv) reportable transactions during fiscal year 1996.


                                                                         Total Number
                                                        Total Number     of Shares or
                                                          of Sales       Units Sold,                                      Realized
                                                       Redemptions or      Redeemed       Total Cost     Total Proceeds   Gain on
                                                       Distributions    or Distributed     of Sales        From Sales      Sales
                                                      ----------------------------------------------------------------------------
Category (i) - Individual Transactions in Excess of 5% of Plan Assets

On July 24, 1996, the net assets of the Eagle  Employee Stock  Ownership Plan of
$4,921,403 were transferred into the United  Bankshares,  Inc. Savings and Stock
Investment Plan.

Goldman Sachs Treasury Obligation Portfolio
    (cash equivalents)                                       1             317,414         $317,414        $317,414       $  --
UNB Liquid Asset Fund                                        1             320,946          320,946         320,946          --

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

United Bankshares, Inc. Common Stock                        20              15,153          148,447         449,148        300,701
Goldman Sachs Treasury Obligation Portfolio
    (cash equivalents)                                      42             720,236          720,236         720,236          --
 UNB Liquid Asset Fund                                      17             547,459          547,459         547,459          --

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32522) pertaining to the Savings and Stock Investment Plan of United Bankshares, Inc. and in the related Prospectus of our report dated June 6, 1997, with respect to the financial statements and schedules of the United Bankshares, Inc. Savings and Stock Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


                                       /s/ Ernst & Young LLP


Charleston, West Virginia
June 23, 1997




12